October 9, 2009

Melissa Kindelan
Securities & Exchange Commission
Division of Corporation Finance
Via Edgar

Re:        Sanswire Corp.
Form 8-K filed September 14, 2009
File No. 001-32509

Dear Ms. Kindelan:

We are writing in response to your letter regarding the above referenced filing. We will number our responses in accordance with your letter.

Form 8-K
Item 4.02
1.
We note that you intend to file restated financial statements and have done so for certain periods in the 10-Q for the period ending June 30, 2009, filed on September 14, 2009.  Please tell us how, and when, you will file restated financial statements for all other periods required.

Restated financial statements for 2007 and 2008 were included in 10K/A filed on Sept. 22, 2009. We have submitted our restated 10-Q for the period ended March 31, 2009 to our auditors and await their approval to file.

2.
Your disclosures provide little quantitative insight into the significance of your misstatements for any of the periods to be restated.  Please amend your filing to disclose the amount of the errors you have discovered to date that resulted in you determination that your financial statements filed for the periods from 2007 through your most recently filed 10-Q, for the quarter ended June 30, 2009, should no longer be relied upon.

Please see attached 8-K/A.

Very Truly Yours,
SANSWIRE CORP.

/s/ Thomas Seifert
Thomas Seifert, CFO
Sanswire Corp.

101 NE 3rd Ave. • Suite 1500 • Fort Lauderdale, FL 33301 • (954) 332-3759 • (954) 252-4265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 11, 2009

SANSWIRE CORP.
(Exact name of registrant as specified in its charter)

Delaware	0-23532	88-0292161
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

101 NE 3rd Ave., Suite 1500, Fort Lauderdale, FL	33301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:        (954) 332-3759

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act(17 CFR240.14d-2(b))
☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act(17 CFR240.13e-4(c))

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On September 11, 2009, the Board of Directors of Sanswire Corp. (the “Company”), in consultation with its independent accounting firm, determined that the Company will restate its financial statements for the years ended 2007 and 2008, as reported on Form 10-K and for the  corresponding interim periods.

The Company reviewed its previously filed financials and determined that certain of its convertible debentures and warrants should have been treated as derivatives pursuant to EITF 00-19. The Company did treat these instruments as derivatives in 2009 pursuant to EITF 07-05, which the Company adopted in 2009.  These are non-cash adjustments.

The Company has subsequently filed it’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 and an Amended Form 10-K which includes restated financial statements for the fiscal years ended 2008 and 2007. Below is a summary of the adjustments required:

	Consolidated Balance Sheet as of December 31, 2008
Account	(As Initially Reported)	(Adjustment)	(As Restated)
Total Liabilities	17,944,125	748,244	18,692,369
Total Stockholders’ Deficit	(14,703,910)	(748,244)	(15,452,154)
Total Liabilities and Stockholders’ Deficit	$3,240,215	$—	$3,240,215

	Consolidated Statement of Operations Year ended December 31, 2008
Account	(As Initially Reported)	(Adjustment)	(As Restated)
Net loss	$(5,438,612)	$840,339	$(4,598,273)
Net loss per share from continuing operations, basic and diluted	$(0.04)	0.01	(0.03)

	Consolidated Balance Sheet as of December 31, 2007
Account	(As Initially Reported)	(Adjustment)	(As Restated)
Total Liabilities	13,666,678	1,588,583	15,255,261
Total Stockholders’ Deficit	(13,224,722)	(1,588,583)	(14,813,305)
Total Liabilities and Stockholders’ Deficit	$441,956	$—	$441,956

	Consolidated Statement of Operations Year ended December 31, 2007
Account	(As Initially Reported)	(Adjustment)	(As Restated)
Net loss	$(11,605,478)	$1,085,617	$(10,519,861)
Net loss per share from continuing operations, basic and diluted	$(0.08)	0.01	(0.07)

	Consolidated Balance Sheet as of March 31, 2009 (Unaudited)
Account	(As Initially Reported)	(Adjustment)	(As Restated)
Total Liabilities	18,746,754	176,984	18,923,738
Total Stockholders’ Deficit	(15,407,763)	(176,984)	(15,584,747)
Total Liabilities and Stockholders’ Deficit	$3,338,991	$—	$3,338,991

	Consolidated Statement of Operations Three Months Ended March 31, 2009 (Unaudited)
Account	(As Initially Reported)	(Adjustment)	(As Restated)
Net loss	$(653,353)	$203,597	$(449,756)
Net loss per share from continuing operations, basic and diluted	$(0.00)	0.00	(0.00)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sanswire Corp.
(Registrant)

Date September 9, 2009	/s/ David Christian
David Christian, CEO